# LEGG MASON
## GLOBAL ASSET MANAGEMENT

**FOR IMMEDIATE RELEASE**

| **Investor Relations:** | **Media:** |
|---|---|
| Alan Magleby | Mary Athridge |
| 410-454-5246 | 212-805-6035 |
| amagleby@leggmason.com | mkathridge@leggmason.com |

## LEGG MASON REPORTS RESULTS FOR FIRST FISCAL QUARTER

-- **First Quarter Net Income of $49.4 Million, or $0.54 per Diluted Share**
  - **Includes Strategic Restructuring and Merger Related Charges of $30.9 Million, or $0.24 per Diluted Share**
  - **Achieved $104 Million of Annualized Run-Rate Expense Savings**

-- **Adjusted Net Income of $65.4 Million, or $0.71 per Diluted Share**

-- **Assets Under Management of $783.4 Billion**

-- **Long-Term Net Outflows of $4.6 Billion**

**Baltimore, Maryland - July 27, 2020** - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the first fiscal quarter ended June 30, 2020.

| | | | | Quarters Ended | | | |
|---|---|---|---|---|---|---|---|
| **Financial Results** | | Jun | | Mar | | Jun | |
| **(Amounts in millions, except per share amounts)** | | 2020 | | 2020 | | 2019 | |
| Operating Revenues | $ | 666.2 | $ | 719.6 | $ | 705.4 | |
| Operating Expenses | | 598.5 | | 553.3 | | 621.4 | |
| Operating Income | | 67.7 | | 166.3 | | 83.9 | |
| Net Income[1] | | 49.4 | | 64.2 | | 45.4 | |
| Net Income Per Share - Diluted[1] | | 0.54 | | 0.70 | | 0.51 | |
| | | | | | | | |
| Adjusted Net Income[2] | $ | 65.4 | $ | 93.2 | $ | 67.0 | |
| Adjusted Earnings Per Share - Diluted[2] | | 0.71 | | 1.02 | | 0.75 | |

(1) Net Income Attributable to Legg Mason, Inc.

(2) See "Use of Supplemental Non-GAAP Financial Information".

Joseph A. Sullivan, Chairman and CEO of Legg Mason stated, "Legg Mason's quarterly results were negatively impacted by the significant market volatility and related redemption activity primarily related to the COVID-19 pandemic. While average AUM and revenues declined this quarter, we continued to manage our costs well, and I am pleased to announce that we achieved annual run-rate expense savings of $104 million related to the Strategic Restructuring initiative that we launched last year."

"I would like to once again express my heartfelt thanks to all of our Legg Mason and Affiliate colleagues who have demonstrated great resiliency working remotely amid ongoing uncertainty and continuing to deliver for our clients, shareholders and for each other during these unprecedented times."

"As the merger with Franklin Templeton is set to close in four days, this will be Legg Mason's final quarterly earnings announcement as a public company. I am extremely proud of all current and legacy Legg Mason and Affiliate employees and their contributions to the benefit of our clients, shareholders, employees and our communities over the course of our history and I wish the combined Franklin Templeton team much success in the future."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrust Global | Martin Currie | QS Investors | RARE Infrastructure | Royce Investment Partners | Western Asset

1

**LEGG MASON**
GLOBAL ASSET MANAGEMENT

**Assets Under Management of $783.4 Billion**

Assets Under Management were $783.4 billion at June 30, 2020 compared with $730.8 billion at March 31, 2020, with the change resulting from $59.7 billion in positive market performance and positive foreign exchange of $2.9 billion, partially offset by $5.2 billion in liquidity outflows, $4.6 billion in long-term outflows and $0.2 billion in realizations

| Assets Under Management ($ in billions) | Quarter Ended June 30, 2020 | | |
|---|---|---|---|
| | AUM | Flows | Operating Revenue Yield [1] |
| Equity | $ 192.4 | $ (2.0) | 55 bps |
| Fixed Income | 447.0 | (3.1) | 25 bps |
| Alternative | 73.7 | 0.5 [2] | 56 bps |
| Long-Term Assets | 713.1 | (4.6) | |
| Liquidity | 70.3 | (5.2) | 15 bps |
| Total | $ 783.4 | $ (9.8) | 34 bps |

(1) Operating revenue yield equals total operating revenues less performance fees divided by average AUM

(2) Excludes realizations of $0.2 billion

At June 30, 2020, fixed income represented 57% of AUM, while equity represented 25%, alternative represented 9% and liquidity represented 9%.

By geography, 73% of AUM was from clients domiciled in the United States and 27% from non-US domiciled clients.

Average AUM during the quarter was $764.4 billion compared to $782.4 billion in the prior quarter and $765.9 billion in the first quarter of fiscal year 2020.  Average long-term AUM was $690.1 billion compared to $716.4 billion in the prior quarter and $699.0 billion in the first quarter of fiscal year 2020.

| **Quarterly Performance** | | | | |
|---|---|---|---|---|
| | 1-Year | 3-Year | 5-Year | 10-Year |
| % of Strategy AUM beating Benchmark[3] | 57% | 68% | 67% | 85% |
| % of Long-Term U.S. Fund Assets Beating Lipper Category Average | 59% | 63% | 74% | 69% |

(3)   See "Supplemental Data Regarding Quarterly Performance."

Of Legg Mason's long-term U.S. mutual fund assets, 65% were in funds rated 4 or 5 stars by Morningstar.

Brandywine Global  |  Clarion Partners  |  ClearBridge Investments  |  EnTrust Global  |  Martin Currie  |  QS Investors  |  RARE Infrastructure  |  Royce Investment Partners  |  Western Asset

**LEGG MASON**
GLOBAL ASSET MANAGEMENT

**Operating Results - Comparison to the Fourth Quarter of Fiscal Year 2020**

**Adjusted net income** was $65.4 million, or $0.71 per diluted share, compared to adjusted net income of $93.2 million, or $1.02 per diluted share.  The decrease in adjusted earnings was driven by lower investment advisory fees reflecting lower average AUM and changes in the product mix, as well a $5.0 million decrease in non-pass through performance fees.

**Net income** was $49.4 million, or $0.54 per diluted share, compared to net income of $64.2 million, or $0.70 per diluted share, in the fourth quarter of fiscal year 2020.  The change was impacted by the items described below.

**Operating revenues** of $666.2 million were down 7% from $719.6 million in the prior quarter reflecting:
- A decrease in separate account and fund advisory fee revenues of $40.6 million, or 6%, reflecting lower average AUM.
- In addition, non-pass through performance fees decreased by $5.0 million and pass through performance fees decreased $1.5 million.

**Operating expenses** of $598.5 million increased 8% from $553.3 million in the prior quarter, reflecting:
- Higher compensation of $48.9 million driven by a gain of $20.0 million in the market value of deferred compensation and seed investments, with an offset in non-operating income, as compared to a loss of $32.5 million in the prior quarter.
- An increase in communications and technology expenses of $3.3 million reflecting the printing, filing and mailing costs for the proxy voting related to the Franklin Templeton merger.
- An increase in occupancy expenses of $6.5 million which included $6.4 million in strategic restructuring costs.
- A decrease in other expenses of $4.7 million reflected lower "business as usual expenses" related to T&E, advertising and conference of $13.0 million, which more than offset an increase in merger related costs of $8.4 million is primarily due to proxy solicitation costs associated with the Franklin Templeton merger.

**Non-operating income** was $1.3 million, as compared to $65.3 million in expense in the prior quarter reflecting:
- Gains on corporate investments, not offset in compensation, were $10.6 million compared with losses of $12.6 million in the prior quarter.
- Gains on funded deferred compensation and seed investments, as described above.
- A $1.7 million loss associated with the consolidation of sponsored investment vehicles compared to a $4.1 million gain in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

**Operating margin** was 10.2% compared to 23.1% in the prior quarter.  Adjusted operating margin[1], was 22.1%, as compared to 25.8% in the prior quarter.

**Net income attributable to noncontrolling interests**, excluding consolidated investment vehicles, was $4.9 million compared to $7.3 million in the prior quarter, principally related to Clarion, EnTrust Global and Royce.

(1)  See "Use of Supplemental Non-GAAP Financial Information."

Brandywine Global  |  Clarion Partners  |  ClearBridge Investments  |  EnTrust Global  |  Martin Currie  |  QS Investors  |  RARE Infrastructure  |  Royce Investment Partners  |  Western Asset

3

**LEGG MASON**
GLOBAL ASSET MANAGEMENT

**Comparison to the First Quarter of Fiscal Year 2020**

**Adjusted net income** was $65.4 million, or $0.71 per diluted share, compared to adjusted net income of $67.0 million, or $0.75 per diluted share, in the prior year quarter. The decrease was driven by lower operating revenues reflecting a decrease in investment advisory fees due to lower average long-term AUM and changes in the product mix, partially offset by the impact of savings from the strategic restructuring and lower "business as usual" spending.

**Net income** was $49.4 million, or $0.54 per diluted share, compared to net income of $45.4, or $0.51 per diluted share, in the first quarter of fiscal year 2020. The change was impacted by the items described below.

**Operating revenues** of $666.2 million were down 6% compared with $705.4 million in the prior year quarter reflecting:
- A decrease in advisory fee revenues of $33.9 million reflecting lower average long-term AUM.
- Partially offset by an increase in performance fees of $4.6 million, including an increase of $5.8 million in pass through performance fees partially offset by a $1.2 million decrease in non-pass through performance fees.

**Operating expenses** of $598.5 million were down 4% compared with $621.4 million in the prior year quarter reflecting:

- Compensation decreased by $26.6 million, or 7% driven by lower strategic restructuring costs, lower revenues, savings from strategic restructuring, partially offset by an increase of $13.0 million in the market value of deferred compensation and seed investments and higher pass through performance fees.
- Communications and technology expenses increased by $7.1 million due to higher technology spend primarily at revenue sharing affiliates and the printing, filing and mailing costs for the proxy voting related to the Franklin Templeton merger.
- Occupancy expenses increased by $6.4 million reflecting higher strategic restructuring costs.
- Other expenses increased by $1.6 million as increases in merger related costs more than offset lower "business as usual" expenses and savings from the strategic restructuring.

**Non-operating income** was $1.3 million, compared to a loss of $4.3 million in the prior year quarter reflecting:
- Gains on corporate investments, not offset in compensation, were $10.6 million compared with gains of $3.1 million in the prior year quarter.
- Gains on funded deferred compensation and seed investments as described above.
- A $1.7 million loss associated with the consolidation of sponsored investment vehicles, as compared to a gain of $10.1 million in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

**Operating margin** was 10.2%, as compared to 11.9% in the prior year quarter. Adjusted operating margin was 22.1%, as compared to 21.6% in the prior year quarter.

**Net income attributable to noncontrolling interests**, excluding consolidated investment vehicles, was $4.9 million, compared to $9.7 million in the prior year quarter, principally related to Clarion, EnTrust Global and Royce.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrust Global | Martin Currie | QS Investors | RARE Infrastructure | Royce Investment Partners | Western Asset

4

**LEGG MASON**
GLOBAL ASSET MANAGEMENT

## Quarterly Business Developments and Recent Announcements

•
- On May 28, 2020, ClearBridge launched Legg Mason's first exchange-traded fund (ETF) using the semi-transparent technology of Precidian Investments LLC, ActiveShares®.  The ClearBridge Focus Value ETF (CFCV), is a series of Legg Mason's ActiveShares® ETF Trust.
- On July 17, 2020, Franklin Templeton and Legg Mason announced that all conditions to the closing of its merger with Franklin Resources, Inc. have been satisfied and is scheduled to close on July 31, 2020.

## Balance Sheet

At June 30, 2020, Legg Mason's cash position was $0.9 billion.  Total debt was $2.2 billion, and stockholders' equity was $3.9 billion.  The ratio of total debt to total capital was 37%, compared to 35% in the prior quarter.   Seed investments totaled $211.0 million. On July 21, 2020, Legg Mason repaid the outstanding balance on the credit facility, reducing total debt by $250 million.

## Presentation Slides

The Fiscal first quarter presentation slides will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

## About Legg Mason

Guided by a mission of Investing to Improve Lives,[TM]  Legg Mason helps investors globally achieve better financial outcomes by expanding choice across investment strategies, vehicles and investor access through independent investment managers with diverse expertise in equity, fixed income, alternative and liquidity investments.  Legg Mason's assets under management are $783.4 billion as of June 30, 2020.  To learn more, visit our web site, our newsroom, or follow us on LinkedIn, Twitter, or Facebook.

*This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual report on Form 10-K for the fiscal year ended March 31, 2020 and, in the Company's, quarterly reports on Form 10-Q.*

Brandywine Global  |  Clarion Partners  |  ClearBridge Investments  |  EnTrust Global  |  Martin Currie  |  QS Investors  |  RARE Infrastructure  |  Royce Investment Partners  |  Western Asset

5

**LEGG MASON**
GLOBAL ASSET MANAGEMENT

## Supplemental Data Regarding Quarterly Performance

### Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective.  In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned.  Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately 88% of total AUM is included in strategy AUM as of June 30, 2020, although not all strategies have three-, five-, and ten-year histories.  Total strategy AUM includes liquidity assets.  Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results.  For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. Funds-of-hedge funds generally do not have specified benchmarks. For purposes of this comparison, performance of those products is net of fees, and is compared to the relevant HFRX index.  These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ.  The information in this presentation is provided solely for use regarding this presentation and is not directed toward existing or potential clients of Legg Mason.

| At June 30, 2020: | 1-Year | 3-Year | 5-Year | 10-Year |
|---|---|---|---|---|
| % of Strategy AUM beating Benchmark[1] | | | | |
| Fixed Income | 62% | 76% | 78% | 98% |
| Equity | 62% | 62% | 70% | 56% |
| Alternatives | 78% | 90% | 79% | 99% |

### Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ.  Past performance is not a guarantee of future results.  Source: Lipper Inc.

| At June 30, 2020: | 1-Year | 3-Year | 5-Year | 10-Year |
|---|---|---|---|---|
| % of Long-Term U.S. Fund Assets Beating Lipper Category Average | | | | |
| Fixed Income | 75% | 76% | 76% | 80% |
| Equity | 41% | 48% | 72% | 55% |
| Alternatives (performance relates to only 3 funds) | 77% | 77% | n/a | n/a |

Brandywine Global  |  Clarion Partners  |  ClearBridge Investments  |  EnTrust Global  |  Martin Currie  |  QS Investors  |  RARE Infrastructure  |  Royce Investment Partners  |  Western Asset

6

**LEGG MASON, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME**
**(Amounts in thousands)**
**(Unaudited)**

| | | Quarters Ended | | | | |
|---|---|---|---|---|---|---|
| | | June 2020 | | March 2020 | | June 2019 |
| **Operating Revenues:** | | | | | | |
| Investment advisory fees: | | | | | | |
| Separate accounts | $ | 245,459 | $ | 260,477 | $ | 260,441 |
| Funds | | 347,876 | | 373,453 | | 366,812 |
| Performance fees | | 11,414 | | 17,884 | | 6,861 |
| Distribution and service fees | | 59,859 | | 65,763 | | 69,937 |
| Other | | 1,578 | | 2,010 | | 1,309 |
| Total operating revenues | | 666,186 | | 719,587 | | 705,360 |
| | | | | | | |
| **Operating Expenses:** | | | | | | |
| Compensation and benefits | | 353,208 | | 304,331 | | 379,828 |
| Distribution and servicing | | 91,349 | | 99,828 | | 103,906 |
| Communications and technology | | 62,358 | | 59,060 | | 55,274 |
| Occupancy | | 32,007 | | 25,504 | | 25,624 |
| Amortization of intangible assets | | 5,505 | | 5,636 | | 5,457 |
| Contingent consideration fair value adjustments | | — | | 250 | | (1,165) |
| Other | | 54,051 | | 58,724 | | 52,501 |
| Total operating expenses | | 598,478 | | 553,333 | | 621,425 |
| | | | | | | |
| **Operating Income** | | 67,708 | | 166,254 | | 83,935 |
| | | | | | | |
| **Non-Operating Income (Expense):** | | | | | | |
| Interest income | | 915 | | 2,755 | | 4,005 |
| Interest expense | | (28,581) | | (27,024) | | (28,483) |
| Other income (expense), net | | 31,120 | | (42,378) | | 10,599 |
| Non-operating income (expense) of consolidated investment vehicles, net | | (2,158) | | 1,358 | | 9,561 |
| Total non-operating income (expense) | | 1,296 | | (65,289) | | (4,318) |
| | | | | | | |
| **Income Before Income Tax Provision** | | 69,004 | | 100,965 | | 79,617 |
| | | | | | | |
| Income tax provision | | 13,930 | | 25,582 | | 18,048 |
| | | | | | | |
| **Net Income** | | 55,074 | | 75,383 | | 61,569 |
| Less: Net income attributable to noncontrolling interests | | 5,652 | | 11,224 | | 16,219 |
| | | | | | | |
| **Net Income Attributable to Legg Mason, Inc.** | $ | 49,422 | $ | 64,159 | $ | 45,350 |

**LEGG MASON, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF INCOME, CONTINUED**
**(Amounts in thousands, except per share amounts)**
**(Unaudited)**

| | Quarters Ended | | |
|---|---|---|---|
| | June 2020 | March 2020 | June 2019 |
| **Net Income Attributable to Legg Mason, Inc.** | $ 49,422 | $ 64,159 | $ 45,350 |
| Less: Earnings (distributed and undistributed) allocated to participating securities [(1)] | 904 | 1,955 | 1,510 |
| **Net Income (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)** | $ 48,518 | $ 62,204 | $ 43,840 |
| **Net Income per Share Attributable to Legg Mason, Inc. Shareholders:** | | | |
| Basic | $ 0.54 | $ 0.71 | $ 0.51 |
| Diluted | $ 0.54 | $ 0.70 | $ 0.51 |
| **Weighted-Average Number of Shares Outstanding:** | | | |
| Basic | 89,823 | 87,329 | 86,297 |
| Diluted | 90,199 | 88,534 | 86,494 |

(1) Participating securities excluded from weighted-average number of shares outstanding were 1,971, 2,779, and 2,852 for the quarters ended June 2020, March 2020, and June 2019, respectively.

| | Quarters Ended | | |
|---|---|---|---|
| **Strategic Restructuring** | June 2020 | March 2020 | June 2019 |
| Strategic restructuring cost savings: | | | |
| Compensation | $ 8,377 | $ 11,516 | $ 2,850 |
| Occupancy | 502 | 262 | 240 |
| Other | 3,026 | 11,164 | 6,894 |
| Total strategic restructuring cost savings | $ 11,905 | $ 22,942 | $ 9,984 |
| Strategic restructuring costs: | | | |
| Compensation and benefits | $ 1,128 | $ 3,936 | $ 28,694 |
| Occupancy | 6,420 | (27) | — |
| Other | 474 | (172) | 4,204 |
| Total strategic restructuring costs | $ 8,022 | $ 3,737 | $ 32,898 |
| **Merger Related Charges** | | | |
| Compensation and benefits | $ 71 | $ 3 | $ — |
| Communications and technology | 3,252 | 3 | — |
| Other | 19,587 | 13,292 | — |
| Total merger related charges | $ 22,910 | $ 13,298 | $ — |

# LEGG MASON, INC. AND SUBSIDIARIES
## SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
## RECONCILIATION OF NET INCOME ATTRIBUTABLE TO LEGG MASON, INC. TO ADJUSTED NET INCOME AND
## RECONCILIATION OF NET INCOME PER DILUTED SHARE ATTRIBUTABLE TO LEGG MASON, INC. SHAREHOLDERS TO
## ADJUSTED EARNINGS PER DILUTED SHARE[1]
### (Amounts in thousands, except per share amounts)
### (Unaudited)

|  | Quarters Ended | | |
|  | June 2020 | March 2020 | June 2019 |
| --- | ---: | ---: | ---: |
| **Net Income Attributable to Legg Mason, Inc.** | $ 49,422 | $ 64,159 | $ 45,350 |
| Plus (less): | | | |
| Restructuring costs: | | | |
| Strategic restructuring and merger related | 30,932 | 17,035 | 32,898 |
| Affiliate charges | 494 | 737 | 1,203 |
| Amortization of intangible assets | 5,505 | 5,636 | 5,457 |
| Gains and losses on seed and other investments not offset by compensation or hedges | (8,077) | 12,545 | (6,411) |
| Acquisition and transition-related costs | 557 | — | — |
| Contingent consideration fair value adjustments | — | 250 | (1,165) |
| Income tax adjustments:[2] | | | |
| Impacts of non-GAAP adjustments | (8,274) | (9,666) | (8,635) |
| Other tax items | (5,173) | 2,477 | (1,700) |
| **Adjusted Net Income** | $ 65,386 | $ 93,173 | $ 66,997 |
| **Net Income Per Diluted Share Attributable to Legg Mason, Inc. Shareholders** | $ 0.54 | $ 0.70 | $ 0.51 |
| Plus (less), net of tax impacts: | | | |
| Restructuring costs: | | | |
| Strategic restructuring and merger related | 0.24 | 0.14 | 0.27 |
| Affiliate charges | — | — | 0.01 |
| Amortization of intangible assets | 0.04 | 0.05 | 0.04 |
| Gains and losses on seed and other investments not offset by compensation or hedges | (0.06) | 0.10 | (0.05) |
| Acquisition and transition-related costs | 0.01 | — | — |
| Contingent consideration fair value adjustments | — | — | (0.01) |
| Other tax items | (0.06) | 0.03 | (0.02) |
| **Adjusted Earnings per Diluted Share** | $ 0.71 | $ 1.02 | $ 0.75 |

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

[2] The non-GAAP effective tax rates for the quarters ended June 30, 2020, March 31, 2020 and June 30, 2019 were 28.0%, 24.6%, and 27.0% respectively.

**LEGG MASON, INC. AND SUBSIDIARIES**
**SUPPLEMENTAL DATA**
**RECONCILIATION OF GAAP BASIS OPERATING MARGIN TO ADJUSTED OPERATING MARGIN** [1]
**(Amounts in thousands)**
**(Unaudited)**

| | Quarters Ended | | |
|---|---|---|---|
| | June 2020 | March 2020 | June 2019 |
| **Operating Revenues, GAAP basis** | $ 666,186 | $ 719,587 | $ 705,360 |
| Plus (less): | | | |
| Pass through performance fees | (6,809) | (8,306) | (1,030) |
| Operating revenues eliminated upon consolidation of investment vehicles | 46 | 52 | 125 |
| Distribution and servicing fees | (59,859) | (65,763) | (69,937) |
| Investment advisory fees | (31,612) | (34,038) | (33,950) |
| **Adjusted Operating Revenues** | $ 567,952 | $ 611,532 | $ 600,568 |
| | | | |
| **Operating Income, GAAP basis** | $ 67,708 | $ 166,254 | $ 83,935 |
| Plus (less): | | | |
| Restructuring costs: | | | |
| Strategic restructuring and merger related | 30,932 | 17,035 | 32,898 |
| Affiliate charges | 633 | 737 | 1,203 |
| Amortization of intangible assets | 5,505 | 5,636 | 5,457 |
| Gains (losses) on deferred compensation and seed investments, net | 20,029 | (32,540) | 7,014 |
| Acquisition and transition-related costs | 557 | — | — |
| Contingent consideration fair value adjustments | — | 250 | (1,165) |
| Operating loss of consolidated investment vehicles, net | (41) | 165 | 259 |
| **Adjusted Operating Income** | $ 125,323 | $ 157,537 | $ 129,601 |
| Operating Margin, GAAP basis | 10.2 % | 23.1 % | 11.9 |
| Adjusted Operating Margin | 22.1 | 25.8 | 21.6 |

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

**LEGG MASON, INC. AND SUBSIDIARIES**
**SUPPLEMENTAL DATA**
**RECONCILIATION OF CASH PROVIDED BY OPERATING ACTIVITIES**
**TO ADJUSTED EBITDA** [1]
**(Amounts in thousands)**
**(Unaudited)**

| | Quarters Ended | | |
|---|---|---|---|
| | June 2020 | March 2020 | June 2019 |
| **Cash provided by (used in) operating activities, GAAP basis** | $ (211,492) | $ 183,472 | $ (187,577) |
| Plus (less): | | | |
| Interest expense, net of accretion and amortization of debt discounts and premiums | 28,154 | 26,601 | 28,375 |
| Current tax expense (benefit) | 4,904 | 179 | (4,246) |
| Net change in assets and liabilities | 378,185 | (43,414) | 303,077 |
| Net change in assets and liabilities of consolidated investment vehicles | (101,352) | 31,095 | (13,012) |
| Net income attributable to noncontrolling interests | (5,652) | (11,224) | (16,219) |
| Net gains (losses) and earnings on investments | (11,830) | 19,551 | 6,748 |
| Net gains (losses) on consolidated investment vehicles | (2,158) | 1,358 | 9,561 |
| Other | 24 | (95) | (343) |
| **Adjusted EBITDA** | $ 78,783 | $ 207,523 | $ 126,364 |

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

**LEGG MASON, INC. AND SUBSIDIARIES**
**(Amounts in billions)**
**(Unaudited)**

**Assets Under Management**

| By asset class: | Quarters Ended | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | June 2020 | | March 2020 | | December 2019 | | September 2019 | | June 2019 | |
| Equity | $ | 192.4 | $ | 161.2 | $ | 214.0 | $ | 203.3 | $ | 205.6 |
| Fixed Income | | 447.0 | | 420.2 | | 451.8 | | 442.7 | | 438.0 |
| Alternative | | 73.7 | | 74.3 | | 74.3 | | 72.6 | | 70.1 |
| Long-Term Assets | | 713.1 | | 655.7 | | 740.1 | | 718.6 | | 713.7 |
| Liquidity | | 70.3 | | 75.1 | | 63.4 | | 63.2 | | 66.5 |
| Total | $ | 783.4 | $ | 730.8 | $ | 803.5 | $ | 781.8 | $ | 780.2 |

| By asset class (average): | Quarters Ended | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | June 2020 | | March 2020 | | December 2019 | | September 2019 | | June 2019 | |
| Equity | $ | 181.3 | $ | 193.9 | $ | 209.3 | $ | 204.2 | $ | 202.7 |
| Fixed Income | | 435.0 | | 447.5 | | 447.3 | | 440.9 | | 427.0 |
| Alternative | | 73.8 | | 75.0 | | 73.1 | | 71.5 | | 69.3 |
| Long-Term Assets | | 690.1 | | 716.4 | | 729.7 | | 716.6 | | 699.0 |
| Liquidity | | 74.3 | | 66.0 | | 62.0 | | 63.2 | | 66.9 |
| Total | $ | 764.4 | $ | 782.4 | $ | 791.7 | $ | 779.8 | $ | 765.9 |

**Component Changes in Assets Under Management**

| | Quarters Ended | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | June 2020 | | March 2020 | | December 2019 | | September 2019 | | June 2019 | |
| Beginning of period | $ | 730.8 | $ | 803.5 | $ | 781.8 | $ | 780.2 | $ | 758.0 |
| Net client cash flows: | | | | | | | | | | |
| Equity | | (2.0) | | (6.0) | | (4.8) | | (2.1) | | (3.6) |
| Fixed Income | | (3.1) | | (8.4) | | 1.7 | | (0.5) | | 3.9 |
| Alternative | | 0.5 | | 2.3 | | 1.5 | | 2.4 | | 0.8 |
| Long-Term flows | | (4.6) | | (12.1) | | (1.6) | | (0.2) | | 1.1 |
| Liquidity | | (5.2) | | 11.6 | | — | | (3.5) | | (1.6) |
| Total net client cash flows | | (9.8) | | (0.5) | | (1.6) | | (3.7) | | (0.5) |
| Realizations[1] | | (0.2) | | (0.2) | | (0.6) | | (0.2) | | (0.4) |
| Market performance and other | | 59.7 | | (64.4) | | 20.9 | | 8.7 | | 21.9 |
| Impact of foreign exchange | | 2.9 | | (7.8) | | 3.0 | | (3.2) | | 0.6 |
| Acquisition | | — | | 0.2 | | — | | — | | 0.6 |
| End of period | $ | 783.4 | $ | 730.8 | $ | 803.5 | $ | 781.8 | $ | 780.2 |

(1) Realizations represent investment manager-driven distributions primarily related to the sale of assets. Realizations are specific to our alternative managers and do not include client-driven distributions (e.g. client requested redemptions, liquidations or asset transfers).

**LEGG MASON**
GLOBAL ASSET MANAGEMENT

**Use of Supplemental Non-GAAP Financial Information**

As supplemental information, we are providing performance measures for "Adjusted Net Income", "Adjusted Earnings per Diluted Share" ("Adjusted EPS"), and "Adjusted Operating Margin", along with a liquidity measure for "Adjusted EBITDA", each of which are based on methodologies other than generally accepted accounting principles ("non-GAAP"). Effective with the quarter ended June 30, 2019, we began disclosing Adjusted Operating Margin, which revises our prior disclosure of Operating Margin, as Adjusted to include adjustments for restructuring costs and acquisition expenses and transition-related costs for integration activities, each of which is further described below.

Our management uses the performance measures as benchmarks to evaluate and compare our period-to-period operating performance. We believe that these performance measures provide useful information about the operating results of our core asset management business and facilitate comparison of our results to other asset management firms and period-to-period results. We are also providing a non-GAAP liquidity measure for Adjusted EBITDA, which our management uses as a benchmark in evaluating and comparing our period-to-period liquidity. We believe that this measure is useful to investors as it provides additional information with regard to our ability to meet working capital requirements, service our debt, and return capital to our stockholders.

**Adjusted Net Income and Adjusted Earnings per Diluted Share**

Adjusted Net Income and Adjusted EPS only include adjustments for certain items that relate to operating performance, and therefore, are most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. and Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders, determined under generally accepted accounting principles ("GAAP"), respectively.

We define Adjusted Net Income as Net Income (Loss) Attributable to Legg Mason, Inc. adjusted to exclude the following:

- Restructuring costs, including:
  ◦ Corporate charges related to the ongoing strategic restructuring and merger related costs and other cost saving and business initiatives, including severance, lease and other costs; and
  ◦ Affiliate charges, including affiliate restructuring and severance costs, and certain one-time charges arising from the issuance of management equity plan awards
- Amortization of intangible assets
- Gains and losses on seed and other investments that are not offset by compensation or hedges
- Acquisition expenses and transition-related costs for integration activities, including certain related professional fees and costs associated with the transition and acquisition of acquired businesses
- Impairments of intangible assets
- Contingent consideration fair value adjustments
- Charges (credits) related to significant litigation or regulatory matters
- Income tax expense (benefit) adjustments to provide an effective non-GAAP tax rate commensurate with our expected annual pre-tax Adjusted Net Income, including:
  ◦ The impact on income tax expense (benefit) of the above non-GAAP adjustments; and
  ◦ Other tax items, including deferred tax asset and liability adjustments associated with statutory rate changes, the impact of other aspects of recent U.S. tax reform, and shortfalls (and windfalls) associated with stock-based compensation

Adjustments for restructuring costs, gains and losses on seed and other investments that are not offset by compensation or hedges, and the income tax expense (benefit) items described above are included in the calculation because these items are not reflective of our core asset management business of providing investment management and related products and services. We adjust for acquisition-related items, including amortization of intangible assets, impairments of intangible assets, and contingent consideration fair value adjustments, to make it easier to identify trends affecting our underlying business that are not related to acquisitions to facilitate comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. We adjust for charges (credits) related to significant litigation or regulatory matters, net of any insurance proceeds and revenue share adjustments, because these matters do not reflect the underlying operations and performance of our business.

In calculating Adjusted EPS, we adjust Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders determined under GAAP for the per share impact of each adjustment (net of taxes) included in the calculation of Adjusted Net Income.

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LEGG MASON
GLOBAL ASSET MANAGEMENT

These measures are provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., and Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders, and are not substitutes for these measures. These non-GAAP measures should not be considered in isolation and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, and adjusted earnings per share, of other companies, respectively. Further, Adjusted Net Income and Adjusted EPS are not liquidity measures and should not be used in place of cash flow measures determined under GAAP.

**Adjusted Operating Margin**
We calculate Adjusted Operating Margin, by dividing "Adjusted Operating Income", by "Adjusted Operating Revenues", each of which are further discussed below.  These measures only include adjustments for certain items that relate to operating performance, and therefore, are most readily reconcilable to Operating Margin, Operating Income and Total Operating Revenues determined under GAAP, respectively.  Effective with the quarter ended March 31, 2020, we have revised our definition of Adjusted Operating Revenues to exclude Distribution and service fees and a portion of Investment advisory fees, rather than Distribution and servicing expenses.  This revision did not change Adjusted Operating Revenues for any prior period and all periods presented have been revised to conform to the current definition.

We define Adjusted Operating Revenues as Operating Revenues, adjusted to:

- Include:
  - Net investment advisory fees eliminated upon consolidation of investment vehicles
- Exclude:
  - Distribution and service fees and a portion of Investment advisory fees used to pay distribution and servicing costs to third party intermediaries based on contractual relationships the third-party intermediaries have with the ultimate clients. The amount of Distribution and servicing fees and the portion of Investment advisory fees excluded approximate the direct costs of selling and servicing our products that are paid to third-party intermediaries, based on contractual percentages of the value of the related AUM
  - Performance fees that are passed through as compensation expense or net income (loss) attributable to noncontrolling interests

These adjustments do not relate to items that impact Net Income (Loss) Attributable to Legg Mason, Inc. and they are included in one of the ways our management views and evaluates our business results.

We define Adjusted Operating Income, as Operating Income, adjusted to exclude the following:

- Restructuring costs, including:
  - Corporate charges related to the ongoing strategic restructuring and merger related costs and other cost saving and business initiatives, including severance, lease and other costs; and
  - Affiliate charges, including affiliate restructuring and severance costs, and certain one-time charges arising from the issuance of management equity plan awards
- Amortization of intangible assets
- The impact on compensation expense of:
  - Gains and losses on investments made to fund deferred compensation plans
  - Gains and losses on seed capital investments by our affiliates under revenue sharing arrangements
- Acquisition expenses and transition-related costs for integration activities, including certain related professional fees and costs associated with the transition and acquisition of acquired businesses
- Impairments of intangible assets
- Contingent consideration fair value adjustments
- Charges (credits) related to significant regulatory matters
- Income (loss) of consolidated investment vehicles

In calculating Adjusted Operating Income, we adjust for restructuring costs because these items are not reflective of our core asset management business of providing investment management and related products and services. We adjust for the impact on compensation expense of gains and losses on investments made to fund deferred compensation plans and on seed capital investments by our affiliates under revenue sharing arrangements because they are offset by an equal amount in Non-operating income (expense), net, and thus have no impact on Net Income

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Attributable to Legg Mason, Inc.  We adjust for acquisition-related items, including amortization of intangible assets, impairments of intangible assets, and contingent consideration fair value adjustments, to make it easier to identify trends affecting our underlying business that are not related to acquisitions to facilitate comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions.  We adjust for charges (credits) related to significant litigation or regulatory matters, net of any insurance proceeds and revenue share adjustments, because these matters do not reflect the underlying operations and performance of our business.  We adjust for income (loss) of consolidated investment vehicles because the consolidation of these investment vehicles does not have an impact on Net Income (Loss) Attributable to Legg Mason, Inc.

These measures are provided in addition to and are not substitutes for our Operating Margin, Operating Revenues, and Operating Income calculated under GAAP.  These non-GAAP measures should not be considered in isolation and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, adjusted operating revenues, and adjusted operating income, of other companies.  Further, Adjusted Operating Margin, Adjusted Operating Revenues and Adjusted Operating Income are not liquidity measures and should not be used in place of cash flow measures determined under GAAP.

## Adjusted EBITDA
We define Adjusted EBITDA as cash provided by (used in) operating activities plus (minus):

- Interest expense, net of accretion and amortization of debt discounts and premiums
- Current income tax expense (benefit)
- Net change in assets and liabilities, which aligns with the Consolidated Statements of Cash Flows
- Net (income) loss attributable to noncontrolling interests
- Net gains (losses) and earnings on investments
- Net gains (losses) on consolidated investment vehicles
- Other

Adjusted EBITDA is not reduced by equity-based compensation expense, including management equity plan non-cash issuance-related charges.  Most management equity plan units may be put to or called by Legg Mason for cash payment, although their terms do not require this to occur.

This liquidity measure is provided in addition to Cash provided by operating activities and may not be comparable to non-GAAP performance measures or liquidity measures of other companies, including their measures of EBITDA or Adjusted EBITDA.  Further, this measure is not to be confused with Net Income, Cash provided by operating activities, or other measures of earnings or cash flows under GAAP, and is provided as a supplement to, and not in replacement of, GAAP measures.

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